SPARK CAPITAL
OMNIBUS POWER OF ATTORNEY

May 31, 2023

Each of the undersigned, including (i) Spark Capital Partners, LLC ("**Spark Capital**"), (ii) the entities listed on <u>Exhibit A</u>, attached hereto (collectively, the "**General Partners**"), in the normal course of their business and in their respective capacities as the general partner of the entities listed on <u>Exhibit B</u>, attached hereto, as applicable (collectively, the "**Funds**") and any other entity for which a General Partner serves as general partner, manager or managing member, and (iii) each of the individuals listed on <u>Exhibit C</u>, attached hereto (collectively, the "**Managing Members**") in their respective capacities as the managing members of Spark Capital and certain of the General Partners (as applicable) and individually as solely related to the business and affairs of Spark Capital, the General Partners and the Funds, as applicable (as explicitly set forth herein), hereby constitutes and approves Alexa Lyons as its true and lawful attorney-in-fact (the "**Attorney-in-Fact**") to:

(1) Execute for and on behalf of the undersigned any and all documents, agreements, filings, reports, consents, waivers, certificates, forms, proxies, notices or communications, or amendments or modifications to any of the foregoing, requested by the undersigned in connection with the conduct of the undersigned's business (collectively, the "**Documents**");

(2) Do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any and all such Documents;

(3) Execute for and on behalf of the undersigned any and all reports, notices, communications and other documents (including, but not limited to, reports on Schedule 13D, Schedule 13F, Schedule 13G, Form 13H, Form 13-F, Form 3, Form 4 and Form 5) that the undersigned may be required to file with the United States Securities and Exchange Commission pursuant to the U.S. Securities Act of 1933, as amended, and the U.S. Securities Exchange Act of 1934, as amended (collectively, the "**Reports**") with respect to undersigned's (a) status as an officer or director of, or (b) ownership of, or transactions in, securities of, any entity whose securities are beneficially owned (directly or indirectly) by the undersigned;

(4) Do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Reports and timely file such forms and schedules with the United States Securities and Exchange Commission and any other stock exchange or similar authority; and

(5) Take any other action of any type whatsoever in connection with the foregoing which, in the opinion of the Attorney-in-Fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by the Attorney-in-Fact on behalf of the undersigned, pursuant to this Power of Attorney, shall be in such form and shall contain such terms and conditions as the Attorney-in-Fact may approve in her discretion.

In exercising the powers granted herein, the Attorney-in-Fact may execute any and all Documents and Reports (i) on behalf of Spark Capital and each General Partner as "Chief Financial Officer" or (ii) on behalf of any of the undersigned as an "Authorized Person", "Authorized Signatory" or "Attorney-in-Fact."

Each of the undersigned hereby grants to the Attorney-in-Fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary, and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that the Attorney-in-Fact, or her substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted.

Each of the undersigned, in connection with his, her or its obligations to file Reports (each of the undersigned, in such capacity, a "***Reporting Person***"), acknowledges that the Attorney-in-Fact, in serving in such capacity at the request of each such Reporting Person, is in no way hereby assuming, nor is any other Reporting Person hereby assuming, any of each such Reporting Person's responsibilities under the laws of the United States or any state, including without limitation, compliance with Section 16 or Section 13 of the U.S. Securities Exchange Act of 1934, as amended.

Each of the undersigned agree to indemnify the Attorney-in-Fact from and against all claims, costs and losses incurred or suffered by the Attorney-in-Fact in connection with the exercise of this Power of Attorney, as well as the cost and expense of investigating and defending against any such loss, claim, damage or liability (including the reasonable fees and expenses of counsel), except to the extent such loss, claim, damage or liability is due to the willful misconduct, bad faith or gross negligence of the Attorney-in-Fact.

This Power of Attorney shall remain in full force and effect with respect to each of the undersigned until the Attorney-in-Fact is no longer employed by or otherwise serving as Chief Financial Officer of Spark Capital. In addition, one or more of the undersigned persons may earlier revoke this Power of Attorney with respect to such undersigned person(s) by delivering written notice of such revocation to the Attorney-in-Fact.

[Signature Pages Follow.]

GDSVF&H\8927496.2

IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be executed effective as of the date first set forth above.

By: *Santo Politi*

Santo Politi, individually and in his capacity as a Managing Member of (i) Spark Capital and (ii) each General Partner set forth on Exhibit A hereto

By: *Jeremy Philips*

Jeremy Philips, individually and in his capacity as a Managing Member of (i) Spark Capital and (ii) each of Spark Management Partners VI, LLC, Spark Management Partners VII, LLC, Spark Growth Management Partners, LLC, Spark Growth Management Partners II, LLC, Spark Growth Management Partners III, LLC, and Spark Growth Management Partners IV, LLC

By:

Alex Finkelstein, individually and in his capacity as a Managing Member of (i) Spark Capital and (ii) each of Spark Management Partners II (AIV I), LLC, Spark Management Partners III, LLC, Spark Management Partners IV, LLC, Spark Management Partners V, LLC, Spark Management Partners VI, LLC, Spark Management Partners VII, LLC, Spark Growth Management Partners III, LLC, and Spark Growth Management Partners IV, LLC

By: *Paul Conway*

Paul Conway, individually and in his capacity as a Managing Member of (i) Spark Capital and (ii) each General Partner set forth on Exhibit A hereto

IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be executed effective as of the date first set forth above.

By: _____

Nabeel Hyatt, individually and in his capacity as a Managing Member of (i) Spark Capital and (ii) each of Spark Management Partners V, LLC, Spark Management Partners VI, LLC and Spark Management Partners VII

By: _____

Kevin Thau, individually and in his capacity as a Managing Member of (i) Spark Capital and (ii) each of Spark Management Partners V, LLC, Spark Management Partners VI, LLC and Spark Management Partners VII

IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be executed effective as of the date first set forth above.

By: _____

Yasmin Razavi, individually and in her capacity as a Managing Member of each of Spark Growth Management Partners III, LLC and Spark Growth Management Partners IV, LLC

By: _____

William Reed, individually and in his capacity as a Managing Member of each of Spark Growth Management Partners III, LLC and Spark Growth Management Partners IV, LLC

EXHIBIT A

GENERAL PARTNERS

- Spark Management Partners, LLC
- Spark Management Partners II, LLC
- Spark Management Partners II (AIV I), LLC
- Spark Management Partners III, LLC
- Spark Management Partners IV, LLC
- Spark Management Partners V, LLC
- Spark Management Partners VI, LLC
- Spark Management Partners VII, LLC
- Spark Growth Management Partners, LLC
- Spark Growth Management Partners II, LLC
- Spark Growth Management Partners III, LLC
- Spark Growth Management Partners IV, LLC

EXHIBIT B

FUNDS

- Spark Capital, L.P.
- Spark Capital Founders' Fund, L.P.
- Spark Member Fund, L.P.
- Spark Capital II, L.P.
- Spark Capital Founders' Fund II, L.P.
- Spark Capital II (AIV I), L.P.
- Spark Capital III, L.P.
- Spark Capital Founders' Fund III, L.P.
- Spark Capital IV, L.P.
- Spark Capital Founders' Fund IV, L.P.
- Spark Capital V, L.P.
- Spark Capital Founders' Fund V, L.P.
- Spark Capital VI, L.P.
- Spark Capital Founders' Fund VI, L.P.
- Spark Capital VII, L.P.
- Spark Capital Founders' Fund VII, L.P.
- Spark Capital Growth Fund, L.P.
- Spark Capital Growth Founders' Fund, L.P.
- Spark Capital Growth Fund II, L.P.
- Spark Capital Growth Founders' Fund II, L.P.
- Spark Capital Growth Fund III, L.P.
- Spark Capital Growth Founders' Fund III, L.P.
- Spark Capital Growth Fund IV, L.P.
- Spark Capital Growth Founders' Fund IV, L.P.

EXHIBIT C

MANAGING MEMBERS

- Santo Politi
- Jeremy Philips
- Alex Finkelstein
- Paul Conway
- Nabeel Hyatt
- Kevin Thau
- William Reed
- Yasmin Razavi